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VIA EDGAR

Laura Veator, Stephen Krikorian, Alexandra

Barone, and Jeff Kauten

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

December 22, 2023

Re	Pegasus Digital Mobility Acquisition Corp.
Registration Statement on FormF-4
Filed September26, 2023, File No.333-274701
Responses to Staff comments made by letter dated October24, 2023

Dear Ms. Veator, Mr. Krikorian, Ms. Barone, and Mr. Kauten:

On behalf of our client, Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comments contained in the Staff's letter dated October 24, 2023 (the "Comment Letter") in connection with the Company's Registration Statement on Form F-4, filed on September 26, 2023, (the "Registration Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 1 of the Registration Statement on Form F-4 (the "Amended Registration Statement") via EDGAR. The Amended Registration Statement contains updates in response to the Staff's comments made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Registration Statement for reference.

The Staff's comments are reproduced below in italics and are followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement filed September 26, 2023

Cover Page

1.	We note your references to PIPE investments throughout the registration statement. Please confirm whether there have been any negotiations with potential PIPE investors to date. State on the cover page whether or not the consummation of a PIPE investment is a condition to the Business Combination or is otherwise necessary for the parties to complete the Business Combination. Additionally, with a view toward revised disclosure, please tell us how you intend to make investors aware of the terms of any PIPE investment.

Clifford Chance LLP is a limited liability partnership registered in England and Wales under no. OC323571. The firm's registered office and principal place of business is at 10 Upper Bank Street London E14 5JJ. The firm uses the word "partner" to refer to a member of Clifford Chance LLP or an employee or consultant with equivalent standing and qualifications. The firm is authorised and regulated by the Solicitors Regulation Authority under SRA number 447778.

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Company Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to clarify consummation of PIPE investments are not a condition to or necessary for the completion of the Business Combination. There have been negotiations with potential PIPE investors, but no investment agreements have been reached. Should any PIPE investment agreements be reached, the definitive agreement will be filed with the commission via EDGAR and the Registration Statement will be revised to include appropriate disclosure.

2.	Please revise the cover page to disclose the voting power percentage of your directors and executive officers and that you expect to be a "controlled company" post-Business Combination and provide a cross-reference to your risk factor disclosure and the longer discussion of the exemptions available to you as a "controlled company."

Company Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to show the voting powers of the company directors and executive officers and added wording to clarify the company will be a "controlled company" after the Business Combination. A cross-reference to the risk factor disclosure has also been included.

3.	Please revise your disclosure on the cover page to disclose whether the approval of the New York Stock Exchange listing application is a condition to closing the Business Combination and provide a cross-reference to risk factor disclosure that addresses the risks involved if the application is not approved.

Company Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to clarify that a successful listing on the NYSE is a condition to closing of the Business Combination. A cross-reference to the risk factor disclosure has also been included.

4.	In light of the unlikely possibility of no redemptions, balance your cover page disclosure regarding ownership levels in TopCo by providing the equity stakes assuming maximum redemptions.

Company Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to adjust the disclosure on the ownership levels in TopCo also assuming maximum redemptions. We note that the maximum redemption scenario now included assumes that the minimum cash condition is waived, but includes an assumption that redemptions do not exceed expected costs and expenses from the Business Combination.

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5.	Please expand your disclosure throughout the registration statement to discuss the $35 million minimum cash proceeds condition and how likely it is this condition will be met as well as the risks involved if this condition is not met. In this regard, also expand your disclosure to discuss the possibility that more than 1,588,144 shares will be redeemed and the consequences of this amount of redemptions.

Company Response: In response to the Staff's comment, the Company has revised the registration statement to further discuss the likelihood of the $35 million minimum cash proceeds condition being met and risks of it not being fulfilled. The Company has also revised the registration statement to discuss the possibility that more than 1,588,144 shares will be redeemed and what consequences may arise in that case.

Summary

Organizational Structure

6.	Please provide an organizational chart outlining your pre-Business Combination and post- Business Combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Company Response: In response to the Staff’s comment, the Company has added a corporate organizational charts to the Registration Statement illustrating the relationships between the entities.

Risk Factors

7.	Please include risk factor disclosure on the exclusive forum provisions in your Warrant Agreement and Articles of Association discussing the risk that your exclusive forum provisions may result in increased costs for investors to bring a claim in the chosen forum. Clearly disclose whether these provisions apply to actions that arise under the Securities Act. If so, please also state that there is uncertainty as to whether a court will enforce that provision. If it applies to Securities Act claims, disclose that investors cannot waive compliance with Federal securities laws and the rules and regulations thereunder.

Company Response: In response to the Staff’s comment, the Company has amended Clause 3.3 of the Form of Warrant Assignment, Assumption and Amendment Agreement, attached to the Registration Statement as Exhibit 4.1, to clarify that the exclusive forum provision does not apply to claims brought under the Securities Act or other claims for which the federal district courts of the United States are the exclusive forum. A risk factor disclosure has been added to the Registration Statement to disclose to investors the potential increased costs resulting from the exclusive forum provisions. [The form of Warrant Assignment, Assumption and Amendment Agreement, has also been attached to the Second Amendment to the Business Combination Agreement filed the same date as the amended F-4.]

If we fail to retain existing key customers...

8.	We note your disclosure that Schmid has a concentrated customer base and is dependent on a small number of significant customers in the technology sector for a large percentage of its sales and revenue. To add context to this disclosure, please disclose the number of customers for each period presented. In addition, disclose the details of any material agreements with your top two customers and file the agreements as exhibits, or tell us why it is not required.

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Company Response: In response to the Staff’s comment, the Company has added the total number of customers of the core business for 2021 and 2022 to the risk factor. The Company notes that the agreements with the top two customers include standard orders for machinery and, in the view of the Company, are thus not material agreements.

The Sponsor and Pegasus's other directors, officers, advisors and their affiliates may elect...

9.	We note your disclosure on page 76 that “the Sponsor or Pegasus’s other directors, executive officers, advisors or their affiliates may purchase Pegasus Class A Ordinary Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination…” Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Company Response: In response to the Staff’s comment, the risk factor disclosure has been updated to clarify the purpose of such share purchases, should they occur, and that the voting rights of the shares purchased by Sponsor or Pegasus’s other directors, executive officers, advisors or their affiliates would not be exercised to approve the Business Combination. Should any share purchases occur outside a redemption offer, the respective Sponsor or Pegasus’ director, executive officer, advisor or affiliate will comply with the Rule 14e-5 guidance.

The Business Combination

Background of the Business Combination

10.	Please expand your discussion in the background section to provide more detail regarding the key steps of the negotiations for the Business Combination. For example, identify the persons involved in negotiations or other activities. In addition, please expand your disclosure of the parties’ negotiations of the Business Combination and related agreements to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration.

Company Response: In response to the Staff's comment the Company has expanded its disclosure in the Background of the Business Combination section to expand upon the details of the negotiation stage and relevant persons involved, and to discuss relevant and material terms of the relevant agreements.

11.	We note that the Pegasus Board obtained a fairness opinion from Marshall & Stevens Advisory Services LLC in connection with its determination to approve the Business Combination Agreement. Please provide a clear explanation as to the reason why the fairness opinion was obtained, include the fairness opinion as an annex to the proxy statement/prospectus and include the information required by Item 1015 of Regulation MA.

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Company Response: In response to the Staff’s comment, the Company has attached the fairness opinion to the Registration Statement as Annex K. The fairness opinion was obtained to provide the Pegasus Board with the additional comfort of an independent assessment of the valuation of Schmid.

The Pegasus Board's Reasons for the Business Combination

12.	Please expand your disclosure relating to the reasons the Pegasus Board recommends shareholder approval to address the consideration to be paid for the target company.

Company Response: In response to the Staff’s comment, the Company has expanded upon its disclosure regarding the consideration to be paid for Schmid.

13.	We note your disclosure that the Pegasus Board, in evaluating the transaction with Schmid, considered "extensive meetings and calls with Schmid’s management team regarding its operations and projections and the proposed transaction.” Please disclose whether the Pegasus Board relied on any financial projections and, if so, please disclose the projections in the registration statement as well as any key assumptions made by the Pegasus Board in formulating its opinion to recommend the transaction, especially with respect to any valuation analysis that might be dependent upon financial projections.

Company Response: In response to the Staff’s comment, the Company has further detailed the source of market information in the Registration Statement and further clarified the source.

Material Tax Considerations

14.	We note that you intend for the Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.

Company Response: In response to the Staff's comment we respectfully do not consider a tax opinion necessary for this registration statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes To Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

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15.	Your disclosure in Note E indicates that you paid a cash retention fee of €1,406 thousand to Pegasus employees. Tell us what consideration you gave to including this expense in your pro forma Statement of Profit or Loss.

Company Response: In response to the Staff’s comment the Company has updated the disclosure in the pro forma Statement of Profit and Loss to recognize an expense for the retention fee.

16.	Your disclosure in Note F indicates that the estimated transaction costs to be incurred by Pegasus after December 31, 2022 have been excluded from the pro forma Statement of Profit or Loss for the year ended December 31, 2022 and the estimated transaction costs to be incurred by Schmid have been included as an expense in the pro forma Statement of Profit or Loss for the year ended December 31, 2022. Considering your disclosure on page 156 that the Business Combination will be treated as the equivalent of Schmid issuing shares at the closing for the net assets of Pegasus, clarify how you considered reflecting the transaction costs incurred by Schmid as an offset to equity and the transaction costs incurred by Pegasus as an expense in your pro forma financial statements.

Company Response: The Company respectfully advises the Staff that the estimated transaction costs to be incurred by Pegasus have been excluded from the pro forma statement of profit or loss for the year ended December 31, 2022 because they are being treated as if they had been incurred prior to the closing of the transaction. The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2022 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2022. Therefore, any effect from the transaction costs to be incurred would have been recognized in the Pegasus Income Statement prior to the Business Combination and the year ended December 31, 2022.

While the estimated transaction fees to be incurred by Pegasus have been reflected as an adjustment to equity, the Company reflected the estimated transaction fees to be incurred by Schmid as an expense in the pro forma financial statements given that Schmid was identified as the accounting acquirer. As the accounting acquirer, Schmid’s historical income statement would be included in future filings, unlike the income statement of Pegasus prior to the transaction. Further, the Company notes that, in accordance with SAB Topic 5A, incremental transaction costs directly related to business combinations may be deferred and charged against the gross proceeds of the offering. Therefore, the Company has reflected a proportional amount to the estimated incremental transaction costs directly related to the Business Combination to be incurred by Schmid as a transaction accounting adjustment within the unaudited pro forma condensed combined statement of profit or loss.

17.	Your disclosure in Note F indicates that the €10,816 thousand estimated transaction costs to be incurred by Pegasus impacts the calculation of the IFRS 2 charge described in Note (I). Please clarify how these estimated transaction costs impact the calculation.

Company Response: The Company respectfully advises the Staff that the disclosures in both Note F and Note I have been updated to clarify that the estimated transaction costs impact the IFRS 2 charge by reducing the Total Assets Acquired by the amount of cash needed to pay the transaction costs.

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Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or loss

18.	Your disclosure on page F-21 indicates that stock-based compensation related to the Class B ordinary shares and Private Placement Warrants will be recognized at the date a Business Combination is considered probable. Tell us what consideration you gave to including an adjustment relating to this stock-based compensation expense in your pro forma Statement of Profit or Loss.

Company Response: In response to the Staff’s comment the Company has added a pro forma adjustment to the pro forma condensed combined statement of financial position to reflect the recognition of compensation expense related to the Class B ordinary shares and Private Placement Warrants. However, as this cost would have been incurred by Pegasus prior to the Business Combination, the compensation expense has not been reflected as an expense of the combined company within the pro forma Statement of Profit and Loss. Therefore, the pro forma adjustment reflects a capital contribution as well as a reduction to retained earnings (‘Other reserves’).

19.	Tell us how you considered the impacts of the Inflation Reduction Act of 2022 that was signed into federal law on August 16, 2022, including the impact of the 1% federal excise tax on certain repurchases of stock of publicly traded U.S. domestic corporation occurring on or after January 1, 2023. Clarify how you have accounted for the impact of this tax on the redemptions that took place after January 1, 2023, and how you considered including adjustments in your pro forma Statement of Profit or Loss relating to the impact of this tax on your minimum and maximum redemption scenarios.

Company Response: The Company respectfully advises the staff that an accounting impact of the 1% federal excise tax based on the Inflation Reduction Act of 2022 was not considered in the pro forma Statement of Profit or Loss given that Pegasus is domiciled in the Cayman Islands and has taken the position that this tax does not apply to redemptions of their shares as they are not a U.S. domestic corporation. When considering the impact upon presumed redemptions in the maximum redemption scenario, the Company notes that up to the Business Combination Pegasus will still be domiciled in the Cayman Islands and therefore the excise tax would additionally not apply to redemptions up to or on the date of the Business Combination.

Business of Schmid and Certain Information about Schmid

20.	We note your disclosure that “the total addressable market for PCB and substrate equipment in 2022 amounted to approximately $5 billion with an expected industry growth of serviceable addressable high-end PCB market at CAGR 38.3% in the period from 2022 until 2026 in the estimate of the Company based on third-party data of a leading international consultancy firm…” Please provide a source for each of your market and industry statements throughout the registration statement. If appropriate, address how such amounts were determined or calculated.

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Company Response: In response to the Staff’s comment, the Company has further detailed the source of market information in the Registration Statement and further clarified the source.

Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

21.	It appears that your gross profit as a percentage of revenue increased from 22% for the year ended December 31, 2021 to 35% for the year ended December 31, 2022. Please revise your disclosures to include an explanation for the increase.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure to explain the increase.

Liquidity and Capital Resources

22.	We note your disclosure on page 53 that “Chinese subsidiaries may be restricted in their ability to transfer cash outside of China whether in the form of dividends, loans or advances. These restrictions and requirements could reduce the amount of distributions that we receive from our subsidiaries, which would restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.” Tell us what consideration you gave to disclosing the amount of the net assets of your Chinese subsidiary that are restricted from distribution to the parent as of the end of the reporting period.

Company Response: In response to the Staff’s comment, the Company notes that while Chinese regulations may restrict the transfer of cash outside of China, the Company does not expect any practical operational limitations from the Chinese regulations. As a result, the Company does not believe an exact figure of net assets which may be subject to such restrictions is material disclosure for the assessment of investors.

Audited Consolidated Financial Statements of SCHMID Group

Combined Statements of Changes in Equity for the years ended December 31, 2022 and 2021

23.	Please revise your disclosures to clarify the nature of the 13.1 million “Transactions with shareholders” during 2021 and how you have accounted for this transaction.

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Company Response: In response to the Staff’s comments the Company has revised the disclosure in note 23 to clarify the nature of the transaction.

1. Business Description

24.	You disclose that the Company is presenting combined financial statements including certain entities under common control by SCHMID subject to the Business Combination Agreement. Please clarify the entities that are under common control by SCHMID, the ownership structure of each entity, and the factors you considered in determining they are under common control.

Company Response: In response to the Staff’s comments the Company has revised the disclosure in note 1 to clarify the disclosure.

3. Significant Accounting Policies

Revenue Recognition

25.	Please clarify the nature of your installation services and the factors you considered in determining that your machine sales and installation services are distinct performance obligations. Tell us how you considered the factors in paragraphs 27 through 29 of IFRS 15.

Company Response: The Company respectfully advises the Staff that when the sale of a machine and installation services are sold together, within one contract or separate contracts negotiated at or around the same time, the Company considers them to be distinct performance obligations. Firstly, the machine and installation services can be used on their own or with readily available resources, thus they are capable of being distinct (IFRS 15.27A). Prior to being delivered to the customer, the customer must review and accept the machine on the Company’s premises thereby confirming that the machine meets the specific needs of the customer (and requires no further customization or modification) and, once delivered to the customer, can obtain substantially all of the remaining benefits from the machine (IFRS 15.38E). Although installation is usually required, the installation can be provided by third parties as it is not complex and consists of set-up activities undertaken to ensure the machine is functioning properly at the customer’s site. Additionally, because the installation services are performed upon the machine which has already been accepted by the customer and delivered to the customer’s site, it is apparent that the installation services are being used in conjunction with a good that the customer has already received. Secondly, the two promises are distinct within the context of the contract (IFRS 15.27B) primarily because, due to the non-complex nature of the installation services, they do not significantly modify each other nor are the two significantly interrelated or interdependent. Further, since the installation services have no transformative effect on the machine, the customer does not view the two such that they are a set of inputs combined for a greater output.

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Due to these reasons, the Company concluded that the machine and installation services are both distinct performance obligations. The Company notes that this fact pattern is also in line with IFRS 15 illustrative example paragraphs 58A - 58D.

In order to clarify the nature of the Company’s installation services, the disclosure in note 3 has been revised. .

26.	Clarify if your machines and spare parts are at times sold together with your repair services, inspections, installations of modifications and development services as part of the same contract, or contracts entered into at or near the same time. If so, tell us the factors you considered in determining that each of these products or services is a distinct performance obligation. Tell us how you considered the factors in paragraphs 27 through 29 of IFRS 15.

Company Response: The Company respectfully advises the Staff that the Company does, at times, sell multiple promises within one contract, Customers primarily purchase machines with installation services (including installation of modifications) and spare parts with repair services.

The Company respectfully advises the Staff that revenue from installations of modifications was zero for the year ended 2022 and less than 1% of total revenue for 2021 and therefore the Company deemed no further disclosure was necessary.

Inspections represent a promise to determine whether the customers machine is working in the order in which it was intended. The Company respectfully advises the Staff that for the years ended December 2022 and 2021 inspection revenues were 1% or less of total revenues; and therefore the Company deemed no further disclosure was necessary.

When spare parts are sold with repair services, both promises are considered distinct performance obligations. Firstly, because both spare parts and repair services are regularly sold on their own and they may be used in conjunction with goods already delivered to the customer and thus are capable of being distinct. Customers will often purchase spare parts separately in order to build a stock, this is evident based on the fact that spare parts revenue was several times greater than Services revenue for 2022 and 2021. Additionally, repair services may be used in conjunction with machines or stocks of spare parts already delivered to the customer. Secondly, spare parts and repair services are distinct within the context of the contract because neither promise significantly modifies the other nor is either promise highly interrelated or interdependent – repair services do not require spare parts to be delivered satisfactorily. Further, the customer does not view the two as inputs to a combined output as the repair services do not transform the spare parts in such a way that the two promises create a combined output. Note repair service revenue is separate from extended warranty revenue.

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Note, contracts for the Company’s development services do not currently include other promises such as machines or spare parts.

27.	Clarify how you allocate a portion of the transaction price to the extended warranty performance obligation in accordance with paragraphs 73–86 of IFRS 15, as required by paragraph B29 of IFRS 15.

Company Response: IFRS 15.73 requires that the transaction price under each contract be allocated to the corresponding performance obligation in an amount equal to the amount of consideration to which the Company expects to be entitled. Customer contracts which include the sale of a machine and other promises such as installation services and extended warranties the installation services and extended warranty are not separately priced but priced as part of a bundle. As such, there is no directly observable stand-alone selling price and the Company needs to allocate an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for the relative component (IFRS 15.73 in connection with IFRS 15.78). For this reason, the relative stand-alone selling prices in the bundle contracts are based on a cost-plus margin approach in accordance with IFRS 15.79(b). This price is then considered to be the stand-alone selling price and is used to allocate consideration among the performance obligations within the contract as is required by paragraph B29. We respectfully advise the Staff that revenue from extended warranties is not material and made up less than 1% of total revenue for each of the years ended December 2022 and 2021.

28.	Your disclosure states that Service revenue is recognized after the Company has satisfied the performance obligation by transferring the promised service to the customer. Please clarify if this revenue is recognized at a point in time or over time and how you considered the factors in paragraph 32 of IFRS 15 in making this determination. If recognized over time, please clarify if recognized on a straight-line basis or some other method.

Company Response: The Company acknowledges the Staff’s comment and notes that for its Service revenue which primarily consists of repair services and inspections is recognized after the respective service has been completed on a point in time basis. This is primarily due to the fact that the Company’s services are provided over a short period (usually not more than a few weeks) and therefore recognition using an overtime model would not make a material difference to our revenue recognition. In order to help clarify our reasoning behind this we have included a statement in our disclosure in note 3 regarding the two-to-three-week period over which the Services are provided. Further, the Company has included the revenue for these services in its disclosure of point in time and overtime revenue (see comment no. 31 below) within the overtime category.

29.	Please describe the nature of your long-term development contracts recognized using the percentage of completion methodology and the nature of your on-going development activities recognized on a straight- line basis and the factors you considered in determining each method for measuring progress.

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Company Response: In response to the Staff’s comment the Company has removed reference to “on-going development” activities as this is the same service as our more appropriately named “long-term development services”. Additionally, the Company has added a section which provides additional insight into the nature of its long-term development contracts. Lastly, the Company has revised its disclosure to clarify the straight-line nature of the revenue recognized (not including the variable consideration which is constrained due to significant uncertainty).

6. Revenue From Contracts With Customers and Cost of Sales

30.	Please clarify in which sales categories your revenues from installation services, long-term development contracts, on-going development contracts and extended warranty contracts are included and the amount of revenue recognized for each of these revenue streams.

Company Response: The Company respectfully advises the staff that long-term development, installation of machines and extended warranty revenue are included in the “Machines” category and revenue from installations of modifications in the “Service” category along with repair services and inspections. In considering this disaggregation of revenue the Company looked to IFRS 15 paragraph 114 which states that an entity, “Shall disaggregate revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.” In including long-term development, installation of machines and extended warranty revenue in the “Machines” category, the Company believes that this depicts the most faithful disaggregation of these revenue streams because these are revenue streams which are most often sold/negotiated in conjunction with the sale of machines. For example, installation services and extended warranty, though these are options, they are only ever sold with machines. Long-term development services, while contracts with these services do not currently include the sales of machines, the Company enters into these agreements with the intent that the development of new technology will lead to the sale of additional machines. That is, the nature of these revenue streams suggest that they should be packaged together. Additionally, in line with IFRS 15 paragraph B88, the CODM regularly reviews the performance of these revenue streams together as can be seen in the note on “Segment and Geographic Information”. Revenue from installations of modifications is included in the Service category as this is a subset of installation services revenue which is not sold in in conjunction with the initial sale of a machine and is more closely in line with the nature of our other Service revenue such as repair services.

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In regard to the amounts recognized for these revenue streams during the periods presented see the table below.

	For the years ended (in € thousand)
	December 31, 2022	December 31, 2021
Installation Services (Machines)	1,365.93	2,047.44
Installation Services (Modifications)	-	278.85
Long-term development contracts	3,555.45	-
Extended warranty	385.56	248.46

31.	Tell us how you considered disclosing total revenue recognized at a point in time and total revenue recognized over time.

Company Response: In response to the Staff’s comment the Company has revised the disclosure in the F-pages to disclose the total revenue recognized at a point in time and over time.

32.	Clarify how you considered disclosing the transaction price allocated to the remaining performance obligations and the information required by paragraph 120 of IFRS 15. Please also clarify your disclosures to describe how the order backlog that you disclose is different than the transaction price allocated to remaining performance obligations.

Company Response: In response to the Staff’s comment the Company has included disclosure to satisfy the requirements in paragraph 120 of IFRS 15. Additionally, the company has removed the disclosure referencing Order Backlog.

33.	We note your disclosure on page 178 that in fiscal year 2022, 39% of your revenues were generated from sales to your two largest customers (€25.1 million from our top customer and €11.9 million from our second largest customer) and your ten largest customers represented approximately 76% of our revenues. Tell us what consideration you gave to disclosing these revenue concentrations and the related trade receivables concentrations as well as the geographic location of these customers.

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Company Response: The Company respectfully advises the Staff that the consideration which led to the inclusion of revenue concentrations among our top customers relates to the nature of our business model. Our business model is one where our top customers are in flux period-over-period since a major part of revenue is related to plant construction. Once construction is complete our revenue from that customer is significantly reduced and another customer commencing plant construction may become a top customer. Therefore, the Company thought it beneficial to investors to include our customer and geographic concentrations of revenue so as provide them additional insight into the workings of the Company’s business model. However, we did not consider trade receivables concentrations beneficial to investors because they would not provide a consistent view into the risks of said concentrations on account of the fluctuations in our top customers.

We also reference our credit policies and concentrations of credit risk pertaining to our customers in the disclosure as follows:

Our credit risk management includes the ongoing review of receivables from contractual parties and the credit assessment of new and existing contractual partners. There are no significant market-related risk concentrations in the individual industries of our customers due to different geographical markets and customer groups that we contract with. However, we earn a significant part of our revenues from two customers. Despite this concentration risk on two large customers, our management believes that the credit risks from trade receivables are relatively low as the most of our customers are well-known, credit-worthy companies.

25.Financial Liabilities

Loans From Debt Funds

34.	Your table indicates that you have Loans from Debt Funds totaling €104.2 million. However, your disclosures only appear to describe the terms of loans totaling €65.3 million. Please clarify your disclosures to describe this difference.

Company Response: In response to the Staff’s comment we have revised our disclosure to explain that the primary driver of the difference is due to unpaid interest which was later added to the principal of the loans based on discussions with the banks and accrued interest and accrued interest penalties.

Loans From Banks

35.	You disclose that these loans are due but have not yet been claimed by the banks. Please clarify this statement and whether you are in default of the debt agreement. Please also clarify whether any penalties may be assessed.

Company Response: The Company respectfully advises the Staff that while in technical default, no penalties have been assessed other than an increased interest rate on one loan. To clarify the status of the loans the Company has updated note 25.

Draft Edits to Financial Statements: Loans from banks consist of five loans from five financial institutions. The loans have interest rates that depend on the EURIBOR. One loan is due for payment as of June 30, 2023 which as of the period ended December 2022 had an outstanding balance of €5.5 million. The maturity of three loans was June 30, 2022 which in aggregate had an outstanding balance of €6.4 million including accrued interest. SCHMID is actively in discussion with financial institutions and plans to repay these loans during 2023, two of which are partly secured by collaterals (land and buildings). The fifth loan is cancellable by either party upon short notice.

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Share Option

36.	You disclose that “In 2021 SCHMID entered into an agreement with an Investor to obtain a shareholding in the entity SCHMID Technology (Guangdong) Co. Ltd. (STG) by performing a disproportional capital increase. Please revise your disclosures to clarify what you mean by “a disproportional capital increase.” Clarify the specific terms of this transaction including the amount of the investment and how you have accounted for the transaction. You further disclose that “The agreement includes regulations for further capital increases at a pre-determined price. The price includes an adjustment mechanism based on the revenue of entity (STG) in a pre-defined time frame.” Please further clarify the terms of the future capital increases, including whether execution is at your option or the investor's option, and the amounts and associated shares of each capital increase.

Company Response: In response to the Staff’s comment the Company has revised note 25 to clarify the transaction and the accounting.

29. Financial Instruments and Financial Risk Management

Financial Instrument Risk Management Objectives and Policies

Credit Risk

37.	Your disclosure on page F-75 indicates that as of 1 January 2023, you have cancelled the credit risk insurance for trade receivables and as a result, the ECL on trade receivables will increase in 2023. Tell us how you considered including further disclosure regarding your exposure to credit risk for your trade receivables, including concentrations by geographic region and customers and trade receivables by aging category. Please also further disclose how you calculated your ECL for trade receivables taking these factors into account.

Company Response: We respectfully advise the Staff that we reference our credit policies and concentrations of credit risk pertaining to our customers in the disclosure as follows:

Our credit risk management includes the ongoing review of receivables from contractual parties and the credit assessment of new and existing contractual partners. There are no significant market-related risk concentrations in the individual industries of our customers due to different geographical markets and customer groups that we contract with. However, we earn a significant part of our revenues from two customers. Despite this concentration risk from two large customers, our management believes that the credit risks from trade receivables are relatively low as the most of our customers are well-known, credit-worthy companies.

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Based on these disclosures and the Company deemed no additional discussion of our trade receivables credit risk was necessary. However, in response to the Staff’s comment the Company has updated note 33 to include our calculation of ECL starting in 2023.

33. Events After the Reporting Period

38.	You disclose that “In May 2023, SCHMID entered into a settlement agreement with one of the debt funds regarding a loan with a nominal amount of €50 million. The parties agreed on a repayment amount of €70 million. The loan has been repaid in June 2023.” Please clarify how you accounted for the repayment and whether a loss on extinguishment of debt was recognized.

Company Response: In response to the Staff’s comment we have revised the disclosure to clarify the accounting and discuss the gain recognition which will be included in the financial statements for the six months ended June 30, 2023.

Exhibits

39.	Please file a legal opinion as an exhibit to the registration statement. Refer to Item 21 of Part II of Instructions to Form F-4.

Company Response: In response to the Staff’s comment, the Company has attached the fairness opinion to the Registration Statement as Annex K.

General

40.	We understand that Barclays, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the Business Combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify Pegasus's current relationship with Barclays.

Company Response: In response to the Staff’s comment, the Company has adjusted the disclosure in relation to the waiver of Barclays in section "The Business Combination – Background of the Business Combination."

41.	Please describe what relationship existed between Barclays and Pegasus after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays. For example, clarify whether Barclays had any role in the identification or evaluation of business combination targets.

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Company Response: In response to the Staff’s comment, the Company has adjusted the disclosure in relation to the relationship with Barclays in section "The Business Combination – Background of the Business Combination."

42.	Tell us whether Barclays was involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Barclays claims no role in Pegasus's Business Combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Company Response: In response to the Staff’s comment, the Company notes that Barclays did not have any involvement in the preparation of the Form F-4 registration statement. The engagement letter with Barclays, as discussed in the adjusted disclosure, was terminated before the preparation of the Form F-4. Barclays was involved in the initial preparation of an investor slide deck which was subsequently not used for investor engagement. Based on a confirmation by Barclays, we understand Barclays claims no role in Pegasus's Business Combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in the registration statement. The Company has adjusted the disclosure in relation to disclaimer of any responsibility for the registration statement in the risk factor disclosure and in "The Business Combination – Background of the Business Combination."

43.	Please tell us whether you are aware of any disagreements with Barclays regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Barclays was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays is waiving such fees and disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the Business Combination.

Company Response: In response to the Staff’s comment, the Company notes that it is not aware of any disagreements with Barclays regarding the disclosure in the registration statement and that the Company has adjusted the disclosure in relation to the risk factors by adding an appropriate risk factor as suggested by the Staff.

44.	Disclose whether Barclays provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

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Company Response: In response to the Staff’s comment, the Company notes that, based on discussions with Barclays in March and April 2023, the principal reason for the termination of Barclays' engagement letter and Barclays' waiver of its deferred fee was due to Barclays-internal policies in relation to de-SPAC processes. The Company has adjusted the risk factor disclosure to include disclosure as suggested by the Staff.

45.	We note your disclosure on page 9 that Pegasus has sufficient funds to consummate the Business Combination regardless of the levels of redemptions by Pegasus Public Shareholders. Clarify throughout the registration statement that the Business Combination may still not be consummated if the closing conditions are not met, including TopCo having at least $5,000,001 of net tangible assets immediately after the Closing, TopCo having received at least $35 million in cash proceeds from the Trust Account and any PIPE investors, and TopCo’s initial listing application with the New York Stock Exchange being approved.

Company Response: In response to the Staff's comment, the Company has revised the registration statement to clarify the Business Combination may not be consummated if closing conditions are not met or waived.

46.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Company Response: In response to the Staff's comment, the Company has revised the registration statement and added the hypothetical impact on a per share value of the shares in relation to the dilutive impact of warrants in relation to the different redemption levels.

47.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Company Response: In response to the Staff's comment, the Company has revised the registration statement throughout the disclosure to state the dilution impact of the warrants. The Company notes that there are no other securities, such as convertible bonds, which can have a dilution impact other than the warrants. The Company notes that a share incentive program for employees will be put in place but notes that such impact over time is minimal and appropriate disclosure about the share incentive program for employees has been added to the F-4.

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If you have any questions regarding the Amended Registration Statement, please contact with George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com or Axel Wittmann at Axel.Wittmann@CliffordChance.com or under +49 69 7199 1528.

Sincerely,

/s/ George Hacket

c.c.	Pegasus Digital Mobility Acquisition Corp
Jeremy Mistry

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Annex A